File No. 70-10200

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                                     POS AMC
                        Post-Effective Amendment No. 2 to
                  Application/Declaration on Form U-1 Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

           Enron Corp.                           Portland General Electric
           Indicated Enron Corp. subsidiaries      Company
           Four Houston Center                   121 Salmon Street
           1221 Lamar, Suite 1600                Portland, Oregon 97204
           Houston, TX 77010-1221

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------
                                   Enron Corp.
                    (Name of top registered holding company)
                    ----------------------------------------

                                   Enron Corp.
                           Attn.: Corporate Secretary
                               Four Houston Center
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

   Robert H. Walls, Jr.           William S. Lamb             Sonia C. Mendonca
     General Counsel          LeBoeuf, Lamb, Greene &      LeBoeuf, Lamb, Greene &
     David M. Koogler             MacRae, L.L.P.                MacRae, L.L.P.
Assistant General Counsel      125 West 55th Street       1875 Connecticut Avenue NW
       Enron Corp.            New York, NY 10019-5389        Washington, DC 20009
   Four Houston Center       Telephone: (212) 424-8170    Telephone: (202) 986-8195
  1221 Lamar, Suite 1600     Facsimile: (212) 424-8500    Facsimile: (202) 956-3321
  Houston, TX 77010-1221
Telephone: (713) 853-6161
Facsimile: (713) 646-3092
 Facsimile (713) 646-6227

                                     POS AMC
            POST-EFFECTIVE AMENDMENT NO. 2 TO APPLICATION/DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Item 1.  Description of the Proposed Transactions

     On February 6, 2004, as amended on March 9, 2004, Enron Corp. ("Enron") and certain subsidiaries (collectively, "Applicants"), filed with the Securities and Exchange Commission ("Commission") an Application on Form U-1 under File No. 70-10200 (the "Omnibus Application"). On March 9, 2004, the Commission issued an order granting the relief requested by Applicants in the Omnibus Application./1 Through this Post-Effective Amendment, the Applicants seek a supplemental order in this proceeding to: (a) add certain subsidiaries as Applicants, (b) modify the reporting requirements pursuant to Rule 24, and (c) modify Enron's authority to issue letters of credit in connection with the expiration of the Second Amended DIP Credit Agreement. Each of these items is discussed below. Finally, Applicants also resubmit exhibits which had been incorporated by reference to an application for exemption filed by Enron and other parties in SEC File No. 70-10190 that was subsequently withdrawn.

     A.   List of Applicants

     A few subsidiaries of Enron were inadvertently omitted from the list of Applicants in Exhibit H of the Omnibus Application. Enron requests that the Commission issue a supplemental order providing that these non-utility subsidiaries of Enron also are entitled to the relief granted to other Enron non-utility subsidiaries in connection with the Omnibus Application. Enron also is submitting an amended Exhibit H, which includes the companies below as Applicants in this proceeding. Amended Exhibit H also reflects the deletion of companies which have been dissolved or sold and the reorganization of certain subsidiaries in connection with the CrossCountry Transaction and other reorganizations.

          1.   List of Additional Applicants/2

------------------------- ----------------------- ----------------------- -----------------------
          Name                 Organization            Jurisdiction          Type of Business
------------------------- ----------------------- ----------------------- -----------------------
Dais-Analytic, Inc.       Corporation             Delaware                Manufacturer of solid
                                                                          state energy recovery
                                                                          for HVAC systems.
------------------------- ----------------------- ----------------------- -----------------------
Encorp, Inc.              Corporation             Delaware                Hardware/software
                                                                          manufacturer for the
                                                                          management of
                                                                          distributed
                                                                          generation.
------------------------- ----------------------- ----------------------- -----------------------
FSMx.com, Inc.            Corporation             Delaware                Facilitator of
                                                                          commerce between
                                                                          electronic
                                                                          marketplaces and
                                                                          financial
                                                                          institutions.
------------------------- ----------------------- ----------------------- -----------------------

--------
1 Enron Corp. et al., Holding Co. Act Release No. 27809 (Mar. 9, 2004) ("Omnibus
Order").

2 The position of each of these companies within the Enron system is shown in Exhibit H.


                                        2


------------------------- ----------------------- ----------------------- -----------------------
Serveron, Corp.           Corporation             Delaware                Manufacturer of
                                                                          technology that
                                                                          continuously monitors
                                                                          electric utility
                                                                          assets.
------------------------- ----------------------- ----------------------- -----------------------
Venoco, Inc.              Corporation             Delaware                Oil and gas
                                                                          exploration and
                                                                          production.
------------------------- ----------------------- ----------------------- -----------------------
217 State Street, Inc.    Corporation             California              Owned office building
                                                                          housing parent
                                                                          company's
                                                                          headquarters.
                                                                          Currently inactive
                                                                          following the sale of
                                                                          office building.
------------------------- ----------------------- ----------------------- -----------------------
Ellwood Pipeline Inc.     Corporation             California              Holding company for
                                                                          pipelines and gas
                                                                          processing facilities
                                                                          related to oil and
                                                                          gas assets.
------------------------- ----------------------- ----------------------- -----------------------
Whittier Pipeline         Corporation             Delaware                Holding company for
Corporation, Inc.                                                         pipelines and gas
                                                                          processing facilities
                                                                          related to Southern
                                                                          California oil and
                                                                          gas onshore assets.
------------------------- ----------------------- ----------------------- -----------------------
BMC, Ltd.                 Limited Partnership     California              Holding company for
                                                                          Texas oil and gas
                                                                          production and
                                                                          exploration properties.
------------------------- ----------------------- ----------------------- -----------------------
Advanced Mobile Power     Limited Liability       Delaware                Inactive; initially
Systems, LLC              Company                                         formed to design,
                                                                          manufacture and market,
                                                                          for both sale and lease,
                                                                          portable turbine
                                                                          generator sets and
                                                                          associated components
                                                                          and services.
------------------------- ----------------------- ----------------------- -----------------------
Unkwang Gas Industry      Corporation             Korea                   Seller of LPG and oil.
Co., Ltd
------------------------- ----------------------- ----------------------- -----------------------
PEI Venezuela Services    Limited Liability       Delaware                Technical service
LLC                       Company                                         company for LPG
                                                                          distributor.
------------------------- ----------------------- ----------------------- -----------------------

     The Commission should grant the relief requested in this Post-Effective Amendment to extend the authority granted to other non-utility subsidiaries of Enron in the Omnibus Order to the companies listed in this post effective amendment. In the Omnibus Order, the Commission noted that: "many of the transactions for which Enron requests authority are types that would routinely be approved under the Act. For example, the Act generally encourages the simplification of corporate structures. Hence, Enron's steps to simplify its corporate structure, particularly as that restructuring relates to its myriad of nonutility subsidiaries, simply do not raise any significant issues under the Act. (...)"

     The Commission also noted that "[i]mposing on Enron the same conditions and standards that we normally impose on registered holding companies does not make sense, and, given the current stage and likely future progress of Enron's bankruptcy process, could result in harm to the very interests that the Act directs us to protect. Therefore, to the extent permitted by the Act, we have reviewed Enron's requests with a view to permitting it to maximize the value of its estate for its creditors, so long as the steps it proposes to take in doing so do not unduly harm the interests protected by the Act."

     Extending the authorizations in the Omnibus Order to these companies would not unduly harm the interests protected under the Act. These companies require the same authorizations that have already been granted to other associate companies so that they also may perform transactions that would routinely be approved under the Act and that are necessary to permit Enron to continue to maximize the value of its estate for its creditors. Further, as indicated, all of these companies are non-utility subsidiaries of Enron and the authorizations requested herein would not negatively impact Portland General Electric Company or its consumers.

     B.   Reporting Requirements

     Enron requests that the Commission issue a supplemental order restating the reporting requirements under Rule 24 in accordance with the Omnibus Application, as amended and restated on March 9, 2004:

     Applicants will file with the Commission a report under Rule 24 within 60 days of the end of each calendar quarter that would provide the following information:/3

     1. With respect to securities and letters of credit issued during the respective quarter under (i) the Second Amended DIP Credit Agreement, as it may be amended or replaced, and (ii) any short-term debt securities issued by Portland General under its short-term revolving credit facility or otherwise, Applicants will disclose the name of the issuer, the principal or face amount of the security or letter of credit issued, the interest rate and the maturity date.

     2. With respect to (i) the cash management arrangements between Enron and its subsidiaries (excluding Portland General), and (ii) the cash management arrangements between Portland General and its subsidiaries, the Applicants will disclose the principal,

--------
3 The first Rule 24 report would be due 60 days after the end of the first full calendar quarter following the issuance of the Commission's order granting this application.

     interest rate, the maturity date and the name of the lending company for transactions during the respective quarter.

     3. Applicants will disclose the names of the associate companies transferred to each of Prisma and CrossCountry. Each such list will show the full roster of companies transferred to Prisma and CrossCountry as of the close of the respective quarterly reporting period.

     4. Applicants will disclose sales of all or substantially all of the assets of a subsidiary, companies and other entities in the Enron group, in each case, where the consideration received was $25,000 or more that have been completed within the respective quarterly reporting period. Such disclosure to include the name of the entity or a description of the assets sold and the aggregate consideration received for such sale.

     5. Applicants will disclose the aggregate amount of Northern Border Partners' distributions out of partnership capital and the aggregate amount invested in Energy Assets during the respective quarter. Such disclosure would include a concise description of the Energy Assets acquired.

     6. Applicants will summarize the corporate restructuring, simplification, dissolution and liquidation transactions that have been conducted during the respective quarter.

     7. Applicants will disclose the types of services and goods sold by Enron to Portland General and by Portland General to Enron during the respective quarter. Such disclosure would include a description of services or goods transactions by category with amounts expended for each category.

     8. For the quarterly period that includes any filing of a consolidated tax return involving both Enron and Portland General, Applicants will disclose Portland General's separate return tax for the period concerned in the consolidated tax return and the amount of its tax payment to Enron for the same period. In addition, Applicants will disclose the aggregate amount of losses, credits or other tax attributes contributed by Enron to the consolidated tax return and the value received by Enron for such tax attributes as a result of the allocation method specified in the consolidated tax filing agreement.

     C.   Second Amended DIP Credit Agreement

     In the Omnibus Order, the Commission authorized Applicants to continue to obtain letters of credit, or to extend the maturity of previously issued letters of credit, up to an aggregate amount of $150 million under the Second Amended DIP Credit Agreement as now in effect or as it may subsequently be amended or extended by order of the Bankruptcy Court through the Authorization Period. Under the Second Amended DIP Credit Agreement, Enron's obligations are guaranteed by its debtor subsidiaries that are parties to the credit agreement. Each new debtor becomes an additional guarantor under the agreement when an applicability order is entered by the Bankruptcy Court shortly after such entity files a petition under Chapter 11. In addition, virtually all the property of Enron and its debtor subsidiaries, including the common stock of Portland General, is pledged as collateral to secure the obligations of the borrowers under the credit facility.

     The Second Amended DIP Credit Agreement, which would have expired on June 3, 2004 in accordance with its terms, was extended until September 3, 2004. Enron may decide against renewing or further extending the Second Amended DIP Credit Agreement; however, Enron would have to extend or replace the letters of credit that are currently outstanding under the Second Amended DIP Credit Agreement and that expire on August 23, 2004. It is undesirable to permit the currently outstanding letters of credit to be drawn on prior to expiry because, in some circumstances, this may result in a default under the underlying transaction for which the letter of credit was issued. In addition, some of the holders of such letters of credit are entitled to draw on such letters of credit prior to expiration if the letters of credit are not replaced.

     Enron has engaged in discussions with various banks to (i) replace the existing letters of credit issued under the Second Amended DIP Credit Agreement with new letters of credit that are cash collateralized obligations, (ii) to obtain a new debtor in possession credit agreement, pursuant to which Enron would issue letters of credit in an amount not to exceed $25,000,000.00. Over the course of such discussions, Enron and the other Debtors focused their efforts on negotiating with Wachovia Bank National Association to issue letters of credit on a secured basis in order to replace the existing letters of credit outstanding under the Second Amended DIP Credit Agreement. The replacement letters of credit and related agreements currently being negotiated are described in the motion filed by Enron and the other Debtors with the Bankruptcy Court on July 20, 2004 (Exhibit T hereto).

     The replacement letters of credit or any other new debtor in possession credit agreement entered into pursuant to this authorization would be cash collateralized and except as noted herein (i.e. a non-utility subsidiary cash collateralizing its own letter of credit obligations), would not be guaranteed by any subsidiaries of Enron, including Portland General. Specifically, similar to the Second Amended DIP Credit Agreement, to the extent that a letter of credit is issued on behalf of an Enron subsidiary, such subsidiary would post the cash collateral. However, unlike the Second Amended DIP Credit Agreement, the reimbursement obligations in connection with the letters of credit would not be guaranteed by a pledge of Portland General stock. In addition, no letters of credit would be issued on behalf of Portland General. Finally, the decision to obtain replacement letters of credit would be made only upon a determination, by Enron, that such arrangement is more beneficial to the estate than renewing the Second Amended DIP Credit Agreement.

     Enron expects that obtaining replacement letters of credit would be more beneficial to the estate because it would reduce the effective cost of the letters of credit to the Enron system by, among other things, reducing the fees on outstanding letters of credit, and extending the maturity date of the letters of credit needed to support the business operations of Enron and its subsidiaries. In addition, the proposed transactions would not increase the overall amount of debt or adversely affect the capital structure of any entity or of the Enron system as a whole. Nor would the transactions involve the grant of any new or additional security./4 Significantly, Portland General common stock would no longer be pledged as security for the new letter of credit facility.

--------
4 If the Second Amended DIP Credit Agreement is permitted to expire, Enron will post cash collateral in the amount of up to $25 million of Enron's funds to secure exposure that JP Morgan Chase Bank may have in connection with providing ordinary banking services to Enron and its subsidiaries. Such services would include operating accounts, money market accounts, checking and ACH transfer services, but not credit facilities.

     Consequently, Enron seeks a supplemental order authorizing Enron to (i) obtain up to $25,000,000.00, in the aggregate, in new, cash collateralized letters of credit to replace the letters of credit currently outstanding under the Second Amended DIP Credit Agreement, (ii) to obtain a new debtor in possession credit agreement that would allow Enron to issue letters of credit in an amount not to exceed $25,000,000.00 in the event that Enron elects not to renew or extend the Second Amended DIP Credit Agreement. Any new letters of credit issued pursuant to the authorization requested herein would be obligations of Enron and/or obligations of Enron's non-utility subsidiaries (if a letter of credit is issued on behalf of such a subsidiary) and would not be guaranteed by Portland General or any other Enron subsidiary (other than a non-utility subsidiary on behalf of which a letter of credit is issued). If such authorization is granted and Enron enters into new letters of credit to replace each of the existing letters of credit, or if Enron enters into a new debtor in possession credit agreement, Enron would either terminate the Second Amended DIP Credit Agreement or permit the Second Amended DIP Credit Agreement to expire on September 3, 2004.

     Under Section 6 of the Act, a registered holding company needs to satisfy the criteria of Section 7 of the Act before the Commission will authorize the issuance of any securities./5 Section 7(c)(1) provides that the SEC shall not authorize the issuance or sale of a security unless such security is either (i) a common stock having a par value and voting rights at least equal to any outstanding security of the company or (ii) a secured bond meeting the criteria specified in the statute. Under Section 7(c)(2) (A), a security may be authorized to be issued or sold solely for the purpose of refunding, extending, exchanging, or discharging an outstanding security of the declarant and/or a predecessor company thereof or for the purpose effecting a merger, consolidation, or other reorganization.

     The financing transactions for which authorization is requested herein would replace the Second Amended DIP Credit Agreement and in that sense is analogous to a refunding transaction. As discussed above, Enron expects that obtaining replacement letters of credit pursuant to the arrangements described herein would be more beneficial to the estate than renewing the Second Amended DIP Credit Agreement. The benefits associated with such new arrangements are discussed above. In particular, the new letters of credit would no longer be guaranteed by Portland General or any other subsidiary (except as noted above, with respect to a non-utility subsidiary on behalf of which a letter of credit is issued). In addition, the replacement letters of credit are expected to reduce the effective cost of letters of credit to the Enron system, as compared to the Second Amended DIP Credit Agreement, and, therefore, the transaction proposed is in the interest of investors, consumers and the public.

     The Commission typically authorizes financings of registered holding companies subject to certain general parameters regarding cost of capital, maturity, issuance expenses, common equity ratio and investment grade ratings. With respect to financings proposed herein, however, the unique circumstances of such financing arrangements do not lend themselves to such general parameters. Further, such arrangements will only be entered into if approved by the Bankruptcy Court.

--------
5 Because "security" is very broadly defined, virtually any issuance of any equity, debt or agreement to pay or guarantee indebtedness or other obligations could be characterized as the issuance and sale of a security for which Commission approval would be required unless a specific exemption is available.

     In addition, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, Rule 54 requires that the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if the requirements of Rule 53 (a), (b) and (c) are satisfied. Rule 53 requirements are not satisfied in this case because Enron is bankrupt. Nevertheless, the Commission should grant the authorization requested herein because it relates to the issuance of letters of credit that are necessary to support the ongoing business operations of Enron and its subsidiaries. In the Omnibus Order the Commission found that:

          [A]pplying typical financial integrity conditions to a holding company that is in bankruptcy - and indeed registered during the course of the bankruptcy proceeding - makes little sense. We therefore believe that it is more appropriate to review requests [that relate to Enron and its subsidiaries' abilities to continue financing themselves during the authorization period] with the goals of permitting Enron to maximize the value of its estate and not disrupting the bankruptcy proceeding, as long as granting these requests does not unduly harm any interests protected under the Act.

     The letters of credit will not be used to fund additional investments in EWGs or FUCOs. Pursuant to a chapter 11 Plan, approved by the Commission in Enron Corp. et al., Holding Co. Act Release No. 27810 (Mar. 9, 2004), eventually, Enron will liquidate all of its assets, and, over time, will distribute, or cause the distribution of, the value of all of its assets (including its interest in EWGs and FUCOs) to or for the benefit of creditors
(i) in the form of cash from asset dispositions and litigation recoveries or
(ii) causing Prisma, and if not otherwise sold, PGE and CrossCountry to cancel their securities held by Enron and its subsidiaries and to issue new securities to Enron's creditors. In addition, the Commission's Omnibus Order authorized limited investment in FUCOs to support existing FUCO projects as necessary to maximize their value for the Debtors' estates. Under such circumstances, when the proposed letters of credit are intended to be used to support ongoing business operations consistent with a Commission-approved chapter 11 plan, it is appropriate that the Commission grant the requested authorization.

Item 2.  Fees, Commissions and Expenses

     The fees, commission and expenses paid or incurred, or to be paid or incurred by the Applicants in connection with the preparation and filing of this Post-Effective Amendment are expected to be approximately $30,000. Fees, commissions and expenses paid in connection with the transactions for which authorization is requested herein have been negotiated at arms length, and are expected to be more beneficial to the estate than other available alternatives and, if outside the ordinary course of business, would be subject to approval by the Bankruptcy Court.

Item 3.  Applicable statutory provisions

     Sections 6(a), 7, 9(a), 10, 12, 13 of the 1935 Act and Rules 16, 42-46,
52-53, 54, 80-87, 90-91 apply to the proposed transactions relating to the additional Applicants.

     Sections 6(a) and 7 of the Act apply to the proposed financing transaction.

Item 4.  Regulatory Approvals

     No state or federal regulatory agency, other than this Commission, has jurisdiction over the transactions for which authority is requested herein. The Bankruptcy Court has jurisdiction over the financing transactions proposed herein.

Item 6.  Exhibits and Financial Statements

Exhibit B-1    Term sheet containing transaction details for the sale of the common stock of Portland General to Oregon Electric. (previously filed)
Exhibit B-2    Stock Purchase Agreement Between Oregon Electric Utility Company,
               LLC and Enron Corp. dated November 18, 2003. (previously filed)
Exhibit F-1    Opinion of counsel (previously filed)
Exhibit F-2    Past tense opinion of counsel (to be filed by amendment)
Exhibit G      Form of Notice (previously filed)
Exhibit H      List of Applicants (revised)
Exhibit H-1    List of Enron Corp. subsidiaries as of March 5, 2004 (previously filed)
Exhibit I-1    Fifth Amended Joint Plan of Affiliated Debtors Pursuant to
               Chapter 11 of the United States Bankruptcy Code dated January 9,
               2004, incorporated by reference to Exhibit 2.1 of the Enron Corp.
               Current Report on Form 8-K dated January 9, 2004 (filed January
               12, 2004, SEC File No. 001-13159).
Exhibit I-2    Disclosure Statement for Fifth Amended Joint Plan of Affiliated
               Debtors Pursuant to Chapter 11 of the United States Bankruptcy
               Code dated January 9, 2004, incorporated by reference to Exhibit
               2.2 of the Enron Corp. Current Report on Form 8-K dated January
               9, 2004 (filed January 12, 2004, SEC File No. 001-13159).
Exhibit J-1    Docket No. 15303, In re Enron Corp., et al., Chapter 11 Case No.
               01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.)
               (previously filed).
Exhibit J-2    Docket No. 15296, In re Enron Corp., et al., Chapter 11 Case No.
               01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.)
               (previously filed).
Exhibit J-3    Docket No. 0034, In re Enron Corp., et al., Chapter 11 Case No.
               01-16034 (AJG), Dec. 3, 2001 (U.S. Bankruptcy Court, S.D.N.Y.)
               (previously filed)
Exhibit J-4    Docket No. 1666, In re Enron Corp., et al., Chapter 11 Case No.
               01-16034 (AJG), Feb. 25, 2002 (U.S. Bankruptcy Court, S.D.N.Y.)
               (previously filed)
Exhibit K      OPUC Order No. 97-196, dated June 4, 1997 (previously filed)
Exhibit L      Portland General's Quarterly Report on Form 10-Q, filed on
               November 20, 2003, incorporated by reference to SEC File No.
               1-5532-99
Exhibit M      Master Service Agreement (previously filed).
Exhibit N      Tax Sharing Agreement (previously filed).
Exhibit O      Comparison of Form U5B Requirements to Disclosure Statement and
               Other Documents (previously filed)

Exhibit P      Letter dated June 23, 1997 in which the OPUC states that it does not object to Enron's proposed FUCO investments and that such investments would not adversely affect Portland General,
               incorporated by reference to Exhibit A of Enron Corp.
               Notification of Foreign Utility Company Status on Form U-57 dated
               August 25, 2003 in SEC File No. 73-00063.
Exhibit Q      PGE Financial Projections -- 2003-2006, Exhibit H of Disclosure
               Statement for Fifth Amended Joint Plan of Affiliate Debtors
               Pursuant to Chapter 11 of the United States Bankruptcy Code dated
               January 9, 2004, incorporated by reference to Exhibit 2.2 of the
               Enron Corp. Current Report on Form 8-K dated January 9, 2004
               (filed January 12, 2004, SEC File No. 001-13159).
Exhibit R      Northern Border Partners' Quarterly Report on Form 10-Q, filed on
               November 13, 2003, incorporated by reference to SEC File No.
               1-12202.
Exhibit S      Form of Notice for Post-Effective Amendment (previously filed).
Exhibit T      Motion, for order pursuant to sections 105, 361, 362 and 364 of the Bankruptcy Code, Approving Replacement of Postpetition
               Financing and Authorizing Consummation of Transactions in
               Connection Therewith.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment to be signed on their behalf by the undersigned officers thereunto duly authorized.

Date: August 5, 2004

                               ENRON CORP. on its behalf and on behalf of its subsidiaries listed on Exhibit H of the Omnibus Application in SEC File No. 70-10200.

                               By:    /s/ Raymond M. Bowen, Jr.
                                      -------------------------
                               Name:  Raymond M. Bowen, Jr.
                               Title: Executive Vice President and Chief
                               Financial Officer of Enron Corp.

                                  EXHIBIT INDEX



Exhibit H         List of Applicants
Exhibit T         Motion, for order pursuant to sections 105, 361, 362 and 364 of the Bankruptcy Code, Approving Replacement of Postpetition
                  Financing and Authorizing Consummation of Transactions in
                  Connection Therewith.